Exhibit 23.1

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in the Quarterly Report on Form 10-Q of Patriot Scientific Corporation for the quarterly period ended February 28, 2010 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of February 28, 2010 and to references to our firm’s name therein.

/s/ Houlihan Smith & Company, Inc.
Chicago, Illinois
March 29, 2010